Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

Via EDGAR and Email

March 13, 2025

Christina Chalk

Associate Chief

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Laura McKenzie

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Daktronics, Inc.
PRE14A filed January 21, 2025
File No. 001-38747

Dear Mses. Chalk and McKenzie:

On behalf of our client, Daktronics, Inc., a South Dakota corporation (the “Company”), we are responding to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter, dated February 14, 2025, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed as “PRE14A” with the Commission on January 21, 2025, File No. 001-38747 (the “Preliminary Proxy Statement”). For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Substantially concurrently with the submission of this response letter (this “Letter”), the Company is filing an Amendment No. 1 to its Preliminary Proxy Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined in this Letter shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

PRE14A filed January 21, 2025

Proposal 1, page 2

1.

We note your statement that “key substantive rights of shareholders, including the right to call a special meeting” are discussed in the shareholder rights comparison chart. However, the summary chart starting on page 8 of the Proxy Statement does not appear to discuss shareholders’ ability to call a special meeting. Please add such discussion or remove the implication that such discussion is included in the summary comparison chart.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has revised the disclosure in Amendment No. 1 to discuss shareholders’ right to call a special meeting in the shareholder rights comparison chart on page 10.

2.

Here and later in the proxy statement, including “Principal Reasons for the Reincorporation,” you list multiple effects of the proposed reincorporation, including that the Company will adopt “proxy access” and a majority voting standard for uncontested director elections. Please revise to clarify whether these corporate governance changes could be effected without the reincorporation into Delaware.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has revised the disclosure in Amendment No. 1 on pages 4-5 to clarify its belief that while proxy access could be effected without the reincorporation into Delaware, it would not be feasible to adopt a meaningful and equitable majority voting standard while incorporated in South Dakota.

Special Meeting, page i

3.

Please revise to reflect the filing of soliciting materials by Alta Fox Opportunity Fund, LP and to provide any additional information required by Schedule 14A for contested solicitations. Your revised preliminary proxy materials should provide appropriate background regarding the Company’s interactions with Alta Fox, including the parties’ interactions regarding the senior secured convertible notes sold to Alta Fox and the dispute over their conversion.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has entered into a Cooperation Agreement with Alta Fox Opportunity Fund, LP and certain of its affiliates (the “Cooperation Agreement”). The Company has included the disclosure of the Cooperation Agreement in Amendment No. 1 on page 27.

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	C. Patrick Gadson, Vinson & Elkins L.L.P.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
Vincent M. Pecora, Winthrop & Weinstine, P.A.